Mail Stop 3561

November 26, 2008

Mr. James C. Robison
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re: Animal Health International, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2008**
> **Filed September 9, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 4, 2008**
> **File No. 001-33273**

Dear Mr. Robison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Section 302 Certifications

1. We note that your Section 302 certifications do not comply with the language
    required by Item 601(31) of Regulation S-K as the head note to paragraph 4 does not
    include a reference to internal control over financial reporting (as defined in
    Exchange Act Rules 13a-15(f) and 15d-15(f)). Please revise.

Form 10-Q for Quarterly Period Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition

2. We note your statement in the press release included in the Form 8-K filed
    November 4, 2008 that "given the disappointing results this quarter, [you] are
    taking the following actions: (1) consolidating non-profitable locations; (2)
    reducing headcount, freezing salary and wage increases, and suspending
    bonuses; (3) reducing freight and fuel utilization; and (4) adjusting pricing and
    credit procedures." If the disclosed actions will have a material impact on
    income, liquidity or capital resources, please revise to describe the specific
    nature of these actions and quantify their effect, if practicable. Refer to the
    guidance of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC
    Release 33-8350.

Section 302 Certifications

3. We note that your Section 302 certifications do not comply with the language
    required by Item 601(31) of Regulation S-K as the head note to paragraph 4 does not
    include a reference to internal control over financial reporting (as defined in
    Exchange Act Rules 13a-15(f) and 15d-15(f)). Please revise.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

Mr. James C. Robison
Animal Health International, Inc.
November 26, 2008
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at 202-551-3774 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services